NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF – OTC Pink

Acquisition of Common Shares

VANCOUVER, BRITISH COLUMBIA. June 1, 2023. 37 Capital Inc. (the “Company” or “37 Capital”) announces one of the shareholders of the Company has acquired common shares of the Company through the non-brokered private placement financing (the “Private Placement Financing”) that closed on May 15, 2023.

Early Warning Report

As a result of the Private Placement Financing, Mr. Rob Fia has acquired 3,000,000 common shares of 37 Capital at the price of $0.025 per unit totalling $75,000. Mr. Fia now has ownership and control of 3,040,000 common shares representing approximately 25% of the issued and outstanding common shares of 37 Capital, and 3,000,000 warrants representing approximately 41% of the issued and outstanding warrants of 37 Capital, as at May 15, 2023.

Mr. Rob Fia may acquire additional common shares of, or dispose his holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report for Mr. Rob Fia has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report further information may also be obtained by contacting 37 Capital and Mr. Rob Fia at rob@cityviewgreen.ca.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

37 Capital Inc.

Suite 303, 570 Granville Street.

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com